

Mail Stop 3561

October 30, 2015

Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

> **Re: Targa Resources Corp. and Targa Resources Partners LP**
> **Forms 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File Nos. 001-34991 and 001-33303**

Dear Mr. Meloy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products